SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

NOTICE TO SHAREHOLDERS | 02/23

COMPANHIA PARANAENSE DE ENERGIA – COPEL

Publicly Held Company

Corporate Taxpayer’s ID (CNPJ/MF) 76.483.817/0001-20 – State Registry (NIRE) 41300036535

CVM Registration 1431-1

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Scheduled date for the Annual Shareholders’ General Meeting

Companhia Paranaense de Energia – COPEL (“Company”), a company that generates, transmits, distributes and trades energy, informs its shareholders that the 2023 Yield Reports (Reference Year: 2022) related to the Company’s book-entry assets will be made available as from March 1st, 2023, by Banco Bradesco, the current bookkeeper of Copel’s shares.

In order to generate that document, access the Digital Documents Portal (a platform created that allows viewing, printing and downloading documents in a digital format, according to the following procedures:

1. Access Bradesco Document Portal

2. Enter your CPF and date of birth. In case of a Legal Entity, enter CNPJ and date of foundation

3. To verify your identity, choose one of the options: phone number or e-mail address

4. Enter the received code and create your password

5. Your access has been granted. Enter the CPF or CNPJ and the registered password

If you have any questions regarding the Digital Documents Portal and the information contained in the Income Report, contact Bradesco (Bookkeeper Bank) at 4020-5347, Monday through Friday, from 9am to 6pm or directly at any of its branches.

Curitiba, January 17, 2022

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For more information, please get in touch with the Company by email

acionistas@copel.com or call to 0800-412772

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date January 26, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.